Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form F-3 No. 333-166765) of DHT Holdings, Inc. and in the related Prospectus of our reports dated January 31, 2011, with respect to the consolidated financial statements of DHT Holdings, Inc. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the effectiveness of internal control over financial reporting of DHT Holdings, Inc. for the year ended December 31, 2010, included in this Report on Form 6-K.

/s/ Ernst & Young AS

Ernst & Young AS
Oslo, Norway
January 31, 2011